SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

CONCURRENT COMPUTER CORPORATION.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

206710402

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane

Chatham, NJ 07928

(973)635-4710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 206710402

1.	Names of Reporting Persons. Stephen D. Baksa

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds PF, AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 435,602

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 435,602

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 435,602

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share, of Concurrent Computer Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 4375 River Green Parkway, Suite 100, Duluth, GA 30096

Item 2.	Identity and Background.

This statement is being filed by Stephen D. Baksa (“Baksa”), a United States citizen. His residence address is 2 Woods Lane, Chatham, NJ 07928.

Baksa’s principal occupation or employment is as an advisor/consultant to The Vertical Group, a private equity and venture capital firm focused on the fields of medical technology and biotechnology. The address of The Vertical Group is 25 DeForest Avenue, Summit, NJ 07901.

During the last five years, Baksa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Baksa owns beneficially an aggregate of 435,602 shares of the Issuer’s Common Stock (the “Shares”). Of such Shares, 430,602 Shares are directly owned by Baksa and were acquired, using Baksa’s personal funds, for aggregate cash consideration of approximately $2,380,379. The remaining 5,000 Shares are owned by a trust for one of Baksa’s adult children (the “Trust”), of which Baksa is co-trustee, and were acquired by the Trust for aggregate cash consideration of approximately $32,737, using the Trust’s funds.

Item 4.	Purpose of Transaction.

Baksa purchased the Shares for purposes of investment and may, from time to time, purchase additional shares of the Issuer’s Common Stock or dispose of some or all of the Shares.  Except as set forth in the next sentence, Baksa has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Baksa is generally dissatisfied with the performance of the Issuer’s Common Stock and may seek to engage the Issuer’s management, members of its Board of Directors or other significant stockholders of the Issuer in discussions to explore actions that might be taken to maximize the value of the Issuer’s Common Stock.  Any such discussions may include discussions relating to possible changes in the Issuer’s Board of Directors or management or a possible sale of the company.  If Baksa develops any plans or proposals regarding such matters or other matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, Baksa will amend this Schedule 13D in order to disclose such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a)           Including Shares owned by Baksa personally and those owned by the Trust, Baksa beneficially owns an aggregate of 435,602 shares of the Issuer’s Common Stock, which Shares represent approximately 5.0% of the 8,653,626 shares of the Issuer’s Common Stock outstanding as of April 25, 2012, as reported in the Issuer’s Form 10-Q for the period ending March 31, 2012.

(b)           Baksa has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the Shares identified in Item 5(a) above, including those owned by the Trust.

(c)           During the past sixty days, Baksa has purchased an aggregate of 47,059 shares of the Issuer’s Common Stock, as follows:

Date	Number of Shares Purchased	Price Per Share
May 29, 2012	19,580	$3.70
May 30, 2012	13,260	$3.88
May 31, 2012	5,000	$4.25
June 4, 2012	219	$3.90
June 6, 2012	4,000	$3.95
June 20, 2012	5,000	$3.90

All of the foregoing purchases were open market purchases through registered broker-dealers. (d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.

Item 7.	Materials to be Filed as Exhibits.
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2012
Date
/s/ Stephen D. Baksa
Signature
STEPHEN D. BAKSA
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).